					Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31
	2006	2005	2004	2003	2002	2001
	(thousands)
Income from continuing operations	$11,983	$143,657	$143,292	$125,845	$102,666	$116,065
Add
Minority interests in subsidiaries	-	7,805	(5,087)	(1,263)	-	(897)
Equity investment income	-	-	-	-	-	(23,516)
Income subtotal	11,983	151,462	138,205	124,582	102,666	91,652

Add
Taxes on income	3,873	48,213	52,763	83,572	62,857	31,935
Kansas City earnings tax	78	498	602	418	635	583
Total taxes on income	3,951	48,711	53,365	83,990	63,492	32,518

Interest on value of leased property	990	6,229	6,222	5,944	7,093	10,679
Interest on long-term debt	13,531	56,655	61,237	57,697	63,845	78,915
Interest on short-term debt	1,435	3,117	480	560	1,218	8,883
Mandatorily Redeemable Preferred
Securities	-	-	-	9,338	12,450	12,450
Other interest expense and amortization	790	3,667	13,951	4,067	3,772	5,188

Total fixed charges	16,746	69,668	81,890	77,606	88,378	116,115

Earnings before taxes on
income and fixed charges	$32,680	$269,841	$273,460	$286,178	$254,536	$240,285

Ratio of earnings to fixed charges	1.95	3.87	3.34	3.69	2.88	2.07